











Brian Smith

## Brian Smith · 3rd

Head of Operations at Lash.Live

Encinitas, California, United States · Contact info

500+ connections

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Lash.Live

UCLA Graduate School of Management

## About

Brian Smith was born in Australia, where he developed his love of surfing. A chartered accountant, he studied at the UCLA Graduate School of Management, and with $500 of start-up money, he founded UGG Imports to bring sheepskin footwear to America. After seventeen years, as sales reached $15 million, he sold the business to Deckers Outdoor Corporation. The UGG brand has since exceeded $1 billion of international sales times over.

A passionate innovator and entrepreneur, Brian is one of the most sought after business leaders in the country today. As a media guest and inspiring speaker, he is committed to teaching his breakthrough business strategies to entrepreneurs and translating personal vision and spirituality into company culture.

Brian Smith has recently written a book based upon his journey from conceiving the idea, all the way to selling the business as a national brand. The books theme is that you can't give birth to adults. Every business starts with conception, then birth...the long infancy, then toddling, youth and teenage phases. This understanding is powerful, as hundreds of people in his keynote speaking seminars tell that they were about to give up on their dream, but now they identify themselves in one of the early phases. This gripping story of ecstatic highs and crushing lows of UGG, and Brian show how you can dig deep to overcome every obstacle in your path. Called The Birth Of A Brand, the book is available on Amazon, and you can download the first chapter free from his website, www.BRIANSMITHSPEAKER.com.

Brian has been speaking from small and large stages for over two years and has a proven track record of positively affecting audiences.

His keynotes can be tailored to a diverse group of audiences but all are highly inspirational and follow the "stories" of his own personal adventures building the iconic brand UGG.

In March, 2020, Brian assumed the role of CEO at Lash.Live, a "live-action shopping platform" he helped fund in 2017. After extensive Beta testing, he is in the process of scaling it into an interactive live sale experience to streamline the buying and selling experience in North America.

## Featured

Image

Booma Preneur

BoomaPreneur

Image

OF A BRAND
LAUNCHING YOUR ENTREPRENEURIAL PASSION AND SOUL

UGG Cover

Link

**Brian Smith - Author, Speaker-- Speaker's Video**

youtube.com

http://www.UGGFounder.com - The official channel of Brian Smith, the original importer and founder of the UGG Australia Brand...the company that sells those legendary, unbelievably...

## Activity

11,568 followers

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## Experience

**Head of Operations**

Lash.Live

Jan 2020 - Present · 2 yrs 9 mos

**Entrepreneur, Author, Speaker, Coach**

Brian Smith Speaker

2012 - Present · 10 yrs 9 mos

Encinitas CA

Brian is a passionate innovator and your catalyst for change!

...see more

**Founder**

UGG Holdings Inc

Nov 1978 - Jul 1995 · 16 yrs 9 mos

Carlsbad,Ca

Began importing Sheepskin boots from Australia in the late 70's. Over seventeen years, established UGG as a high quality, comfort casual footwear Brand in retail outlets across the US.

## Education


**UCLA Graduate School of Management**
1978 - 1979

 UCLA_Anderson_Management


**Institute of Chartered Accountants Australia**
Chartered Accountant, Accounting
1965 - 1977

## Volunteering


**Keynote Speaker**
San Diego State University


**Keynote Speaker**
Harvard University


**Keynote Speaker**
Indiana University

Show all 4 volunteer experiences →

## Skills

**Strategic Planning**

 Endorsed by Paula Thompson who is highly skilled at this

 99+ endorsements

**New Business Development**

 97 endorsements

**Construction Management**

 Endorsed by Bill Ragland who is highly skilled at this

 52 endorsements

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## Recommendations

**Received**    Given


**Charmaine Hammond, CSP** 🔗 · 2nd
People & Culture | Conflict Resolution | Resilience | Collaboration |Speaker & Trainer | Executive Producer-Back Home Again Movie. Charmaine helps teams Work Better Together & Bring Projects To Life. Supplier Diversity.
April 11, 2018, Charmaine worked with Brian but they were at different companies

Brian Smith was a speaker at the Global Influence Summit in March 2018, an event I was a co-host of, and was delighted to have Brian speak at the event. We received consistently positive feedback from the audience about Brian's authentic and relatable speaking style, a content rich presentation and examples that inspired the entrepreneurs in the room and moved them into action. I highly recommend   ...see more


**Loren Taylor West** 🔗 · 2nd
★ Bring Your Products to Market from Concept to Shelf ★ Streamline Your Operations & Product Launches ★ Document & Optimize Your Processes
November 18, 2017, Loren Taylor worked with Brian but they were at different companies

I had the distinct pleasure of hearing Brian's story of how he formed and grew UGG Australia at the recent Digital Footprint Conference 2017 in Los Angeles. He has dynamic speaker with the unique ability to capture his audience with humor, authenticity and inspiration. Brian captured the hearts of those just starting out in business as well as the seasoned entrepreneur and sparked them to fall back in ...see more


**Michael Apalategui** · 3rd
Owner, Architects of Change
February 17, 2016, Michael worked with Brian on the same team

Brian is the original UGG Australia Owner & Developer of the UGG Brand. I worked with him for 6 years helping him develop new products and ideas as a licensee. His genius as a marketing promoter is rather simple but was VERY effective. I learned a lot from his wisdom and experience. He marketed with this simple quote "Always make your company look bigger than what you are". His marketing mate ...see more

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## Publications

**The Birth Of A Brand - Launching Your Entrepreneurial Passion and Soul**
Beyond Words · Dec 1, 2014

## Projects

**Keynote Speaker and Author**

Master story-teller, and inspirational speaker helping entrepreneurs and established business owners through the stages of business and finding a fulfilling life.                    ...see more

## Languages

**Australian**
Full professional proficiency

**English**
Native or bilingual proficiency

## Interests

**Influencers**  Companies  Groups  Schools

**Arianna Huffington** in · 2nd
Founder and CEO at Thrive
10,154,190 followers

**Gary Vaynerchuk** in · 2nd
Chairman of VaynerX, CEO of VaynerMedia,
5-Time NYT Bestselling Author, Text Me: 212-
931-5731
5,245,174 followers

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